EXHIBIT 3.1

CERTIFICATE OF AMENDMENT TO

AMENDED AND RESTATED ARTICLES OF INCORPORATION

It is hereby certified that:

FIRST:

The name of the corporation is RVUE HOLDINGS, INC.

SECOND

The Amended and Restated Articles of Incorporation of the corporation was filed with the State of Nevada on August 31, 2011, as amended on October 31, 2013.

THIRD:

Article III Section (A) of the Amended and Restated Articles of Incorporation, which refers to authorized shares, is amended to read as follows:

“A. Class of Stock. The Corporation is authorized to issue two classes of shares to be designated as “Common Stock” and “Preferred Stock,” respectively. The Corporation has the authority to issue 375,000,000 total shares of Common Stock with par value of $0.001 per share and 10,000,000 total shares of Preferred Stock with par value of $0.001 per share.”

FOURTH:

Article VIII of the Amended and Restated Articles of Incorporation, which refers to combinations with interested stockholders, is amended to read as follows:

“[RESERVED]”

FIFTH:

Article IX of the Amended and Restated Articles of Incorporation, which refers to acquisition of a controlling interest, is amended to read as follows:

“[RESERVED]”

SIXTH:

The amendment to the Articles of Incorporation was authorized by the written consent of the holders of majority of the corporation’s outstanding common stock, par value $0.001 per share (the “Common Stock”), who own approximately 52.51% of the Common Stock.

IN WITNESS WHEREOF, the undersigned has subscribed this document on the date set forth below and does hereby affirm, under the penalties of perjury, that the statements contained therein have been examined by me and are true and correct.

Executed on this 23rd day of March, 2016.

By: /s/ Mark Pacchini
Mark Pacchini
Chief Executive Officer